FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June, 2018

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated June 28, 2018, announcing that Gilat Awarded $153.6 Million by Fitel Peru for Regional Telecommunications Projects.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)

Dated June 28, 2018	By:	/s/ Yael Shofar
Yael Shofar
General Counsel

Gilat Awarded $153.6 Million by Fitel Peru for Regional
Telecommunications Projects

Additional revenues expected for network capacity and services to address the growing needs for voice, data, and internet in these regions

Petah Tikva, Israel, June 28, 2018 -- Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, announced today a new award by Peru’s Fitel (Fondo de Inversion en Telecomunicaciones / Telecommunications Investment Fund) for two additional regional telecommunications infrastructure projects totaling $153.6 million. The Amazonas region was awarded for $108 million and the Ica region for $45.6 million. Gilat expects additional revenues to be generated by selling network capacity to cellular carriers to address the growing needs for voice, data, and internet in these regions, as well as the development of platforms for e-learning, e-health and e-government.

 Fitel awarded the new regions of Amazonas and Ica to Gilat in addition to the four telecommunications projects that are nearing completion, in the regions of Huancavelica, Ayacucho, Apurimac and Cusco. In the two additional regions, Gilat will build the infrastructure required to support the Peruvian population including connecting schools, police stations and health centers.

“The fact that Gilat was awarded two additional regional projects by Fitel for over $153 million testifies to the confidence placed in our ability to deploy massive telecommunications projects under challenging conditions,” said Arieh Rohrstock, General Manager Gilat Peru and Corporate VP. “Gilat’s interest and long term goal with the six regions won so far, and potentially additional future regional wins, is to turn Peru into a source of secured, multi-year, significant, profitable revenue, generated from both secure government fees as well as from selling services such as e-learning, e-health and other OTT services.”

 “It is a pleasure to see the continued effort and materialization of providing broadband through financing contracts, this time delivering service to the Amazonas and Ica regions,” said Virginia Nakagawa, Vice Minister of Communications, Peru. “Furthermore, I personally congratulate ProInversion for executing a transparent and flawless process that has successfully concluded by closing of these contracts with Gilat.”

About the Fitel Peru Award
Fitel’s regional initiative represents the complementary phase of the Peruvian National Fiber Backbone project, aimed to connect rural villages to broadband services. Within the framework of this phase, Gilat won the bid for regional projects – in Amazonas and Ica.

 The fiber-optic Transport networks will be built and transferred to the Ministry of Telecommunications after a period of no more than 18 months, while the Access networks based on wireless technologies will be built and operated by Gilat for 10 years.

 In the frame of the Access network operation obligations, Gilat will connect about 632 public institutions in 349 remote villages to broadband services.

About Gilat
 Gilat Satellite Networks Ltd. (NASDAQ: GILT, TASE: GILT) is a leading global provider of satellite-based broadband communications. With 30 years of experience, we design and manufacture cutting-edge ground segment equipment, and provide comprehensive solutions and end-to-end services, powered by our innovative technology. Delivering high value competitive solutions, our portfolio comprises of a cloud based VSAT network platform, high-speed modems, high performance on-the-move antennas and high efficiency, high power Solid State Amplifiers (SSPA) and Block Upconverters (BUC).

Gilat’s comprehensive solutions support multiple applications with a full portfolio of products to address key applications including broadband access, cellular backhaul, enterprise, in-flight connectivity, maritime, trains, defense and public safety, all while meeting the most stringent service level requirements. Gilat controlling shareholders are the FIMI Private Equity Funds. For more information, please visit: www.gilat.com

Certain statements made herein that are not historical are forward-look ng within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. We undertake no obligation to update or revise any forward-looking statements for any reason. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Contact:	Gilat Satellite Networks Doreet Oren DoreetO@gilat.com Comm-Partners LLC June Filingeri, President 203-972-0186